PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69353

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 _____ AND ENDING 12/31/22 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Jett Capital Advisors LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ⸱ ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
712 Fifth Ave,, 11th Floor
_____
(No. and Street)

New York City	N.Y.	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Raphael, Goldberg, Nikpour, Cohen, Sullivan CPAs PLLC
_____
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd.	Woodbury	N.Y.	01797
(Address)	(City)	(State)	(Zip Code)

02/23/10	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jeli Capital Advisors LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
Commission Expires December 15, 2025

Notary Public

Signature: [signature]

Title: CEO

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JETT CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022

JETT CAPITAL ADVISORS LLC
CONTENTS



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Jett Capital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jett Capital Advisors LLC (the "Company") (a limited liability company), as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Jett Capital Advisors LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Jett Capital Advisors LLC's auditors since 2018

Woodbury, New York
March 30, 2023

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM


JETT CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2022


ASSETS:

Cash	$ 1,246,264
Due from broker	16,167
Due from parent	1,694,484
TOTAL ASSETS	$ 2,956,915

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$	98,620
Deferred rent		22,608
TOTAL LIABILITIES		121,228
Member's Equity		2,835,687
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,956,915


2

The accompanying notes are an integral part of this financial statement.


Note 1 - Organization and Nature of Business Activity

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determinationof Reserve Requirements and Information Relating to the Possession and Control Requirement s are not required.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated entity, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2022. The fair value of accounts receivable, receivable from affiliated entity and accounts payable is estimated by management to approximate their carrying value at December 31, 2022.

Note 2 - <u>Summary of Significant Accounting Policies(continued)</u>

<u>Income Taxes</u>

ASC Topic 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

<u>Due from Brokers</u>

The Company from time to time has cash at brokers. At December 31, 2022 this amounted to $16,167.

<u>Concentration of Credit Risk</u>

The Company maintains its cash in bank deposit accounts at high quality financial institutions . The balances at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2022 the Company exceeded the limit by $999,264.

<u>Credit Losses</u>

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's advisory fees are impacted by the new guidance. The Company had $16,167 due from broker at December 31, 2022 and 2021.

Note 3 - Net Capital Requirements

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2022, the Company had net capital of $1,141,203 which was $1,041,203 in excess of its minimum net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital is 0.106 to 1.

Note 4 - Income Taxes

The Company is an LLC, wholly owned by JCAH and files consolidated federal and state with its only member, its Parent, and as a result is a "disregarded entity" for Federal and State income tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company also files a consolidated tax return with its Parent who is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return separate from the Parent and tax payments, if any, are paid to its Parent for its proportionate share of taxes.

Note 5 - Related Party Transactions

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"); and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company.

Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH including the NYUBCT, as more fully described in Note 4. No expenses were paid by JCAH on behalf of the Company during the year ended December 31, 2022

This agreement can be terminated by either party with six month's written notice.

Note 6 - <u>**Commitments, Contingencies and Indemnifications**</u>

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

JCAH entered into an office lease which commenced on June 1, 2018 for a period of six and one-half six years terminating November 30, 2023. The Company uses that space and makes the payments on behalf of JCAH as part of the agreement with JCAH.

As a result of the lease payments the Company recognized rent expenses on a straight-line basis computed by dividing the total rent to be paid over the lease arrangement. At December 31, 2022, the Company had a $22,608 deferred rent credit to be amortized through November 30, 2023.

Note 7 - <u>**Subsequent Events**</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2022, through March 30, 2023 the date of issuance of these financial statements.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.